SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2



                              ROSETTA GENOMICS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M82183 100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)


         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 pages

========================                                 =======================
CUSIP NO.     M82183 100               13G                  Page 2 of 6 Pages
========================                                 =======================

============= ==================================================================
1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Isaac Bentwich, M.D.
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             CITIZENSHIP OR PLACE OF ORGANIZATION

              Israel
============= ==================================================================
                                        5      SOLE VOTING POWER
                                               1,349,812 ordinary shares
                                        ------ ---------------------------------
           NUMBER OF SHARES             6      SHARED VOTING POWER
             BENEFICIALLY                      549,531 ordinary shares
               OWNED BY                 ------ ---------------------------------
                 EACH                   7      SOLE DISPOSITIVE POWER
              REPORTING                        1,349,812 ordinary shares
             PERSON WITH
                                        ------ ---------------------------------
                                        8      SHARED DISPOSITIVE POWER
                                               549,531 ordinary shares
============ ===================================================================
9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,343 ordinary shares
------------ -------------------------------------------------------------------
10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

------------ -------------------------------------------------------------------
11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             15.9%
------------ -------------------------------------------------------------------
12           TYPE OF REPORTING PERSON*
             IN
============ ===================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 pages

Item 1(a).        Name of Issuer:

                  Rosetta Genomics Ltd.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  10 Plaut Street, Science Park
                  Rehovot 76706 POB 4059, Israel

Item 2(a).        Name of Person Filing:

                  Isaac Bentwich, M.D.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  c/o Rosetta Genomics Ltd.
                  10 Plaut Street, Science Park
                  Rehovot 76706 POB 4059, Israel

Item 2(c).        Citizenship:

                  Israel

Item 2(d).        Title of Class of Securities:

                  Ordinary shares, par value NIS 0.01 per share

Item 2(e).        CUSIP Number:

                  M82183 100

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


            (a)   [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act.

            (b)   [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)   [ ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

            (d)   [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940.

                               Page 3 of 6 pages

            (e)   [ ] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E).

            (f)   [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g)   [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h)   [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

            (i)   [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership


            (a) Amount beneficially owned: 1,899,343 ordinary shares. Consists of (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., an Israeli company controlled by Dr. Bentwich, (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd., a holding company controlled by Dr. Bentwich, and
      (iv) 549,531 ordinary shares held by Harmony 2000. Harmony 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmony 2000's managing board control the securities held by Harmony 2000, and Dr. Bentwich is therefore deemed to beneficially own the securities owned by Harmony 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmony 2000.

            (b) Percent of class: 15.9%

            (c) Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote: 1,349,812 ordinary shares. Consists of the (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., and (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd.

                (ii) shared power to vote or to direct the vote: 549,531 ordinary shares. Consists of the 549,531 ordinary shares held by Harmony 2000.

                (iii) sole power to dispose or to direct the disposition of:
1,349,812 ordinary shares. Consists of the (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., and (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd.

                               Page 4 of 6 pages

                (iv)  shared power to dispose or to direct the disposition of:
549,531 ordinary shares. Consists of the 549,531 ordinary shares held by Harmony 2000.

Item 5.         Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not Applicable


Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                Not Applicable

Item 8.         Identification and Classification of Members of the Group

                Not Applicable

Item 9.         Notice of Dissolution of Group

                Not Applicable

Item 10.        Certification

                Not Applicable







                               Page 5 of 6 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 2008                    /s/ Isaac Bentwich
                                           -------------------------------------
                                           Isaac Bentwich, M.D.






















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